Mail Stop 4561

October 9, 2008

Phillip E. Ray, President and CEO
Community Alliance, Inc.
4980 Silver Pine Drive
Castle Rock, CO 80108

> **Re:** **Community Alliance, Inc.**
> **Registration Statement on Form 10**
> **Filed September 10, 2008**
> **File No. 0-53406**

Dear Mr. Ray:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We remind you that the registration statement will become effective by operation of law on November 8, 2008. Considering the nature and extent of our comments, we urge you to promptly file an amendment to address these comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your discussion in the business section and the disclosure in a Form 8-K filed on September 9, 2008 by Fresh Ideas Media, Inc., your parent company, regarding the plan to spin-off Community Alliance and distribute its shares to the shareholders of Fresh Ideas Media. Please provide us with a detailed analysis as to why you believe the spin-off is not a "sale" of the securities by the parent and does not need to be registered under the Securities Act of 1933.

2. We further note disclosure in the Form 8-K indicating that among the primary purposes of the Community Alliance spin-off are to allow the management of Fresh Ideas Media to focus on its primary business operations in China, and to allow the management of Community Alliance to focus on its marketing and advertising business, though this is subject to the consummation of the proposed share exchange. Please be advised that we are currently considering the information statement filed as an exhibit to the 8-K and will provide comments under separate cover.

Item 1. Business

3. Please revise your disclosure concerning the proposed share exchange between Fresh Ideas Media, Ever Auspicious International Limited, and Ever Auspicious' sole shareholder Bright Praise Enterprises Limited to describe the transaction in more precise and materially complete terms. For example, please clarify what shares are being exchanged and discuss the impact of the transaction on Community Alliance and the parent company both with respect to the management and shareholders of each entity. Ensure that the economic impact of the transaction is also addressed. Consider including a recent developments subheading under which the terms of the proposed share exchange and spin-off are described.

4. Consider revising this section to present related information together under a discrete subheading. For instance, consider discussing the 2005 and 2008 Venitech license agreements relating to the operating take-home folders business under a single subheading. Additionally, you may wish to discuss all of the information relating to the take-home folder business first, followed by a discussion of the greeting card business, which is not yet operational.

License Agreement - 45 States

5. Please include a materially complete description of the 2005 Venitech license agreement and disclose which five states were excepted from the license agreement and why. Please ensure that you disclose the license fees associated with the agreement, including expected payments to Venitech with respect to the sale of sublicenses under the agreement. In addition, please disclose the minimum number of sublicenses that must be sold for each year specified as well as the consequences of failing to meet the minimum sale requirements. To the extent any of the fees and payments have not been paid according to the agreement terms, this should be disclosed. Note that this comment also applies to the disclosure relating to the 2008 Venitech license agreement.

6. Clarify whether any of your sublicensees outside of Colorado has actually implemented the take-home folder program with any schools.   The extent to which you have actually implemented the take-home folder program in any state should be clear from your disclosure.

7. Please provide support for your belief that you can "build a substantial advertising enterprise in the 52 identified territories" covered by the license agreement. In your response, please address your statement that you have sold four sublicenses since inception, only one of which has been paid in full, and provide your anticipated timeframe for expanding your operations to other states.

Sub-License Agreement with Our Best Wishes

8. Please revise this section to include when you expect Our Best Wishes direct mail greeting business to begin operations. Specifically address whether you expect the greeting card business to be operational within the next 12 months.

9. We note that you disclose a sublicense fee of $15,000 for the non-operational greeting card business but have not disclosed the sublicense fee for the operating take-home folder business in this Form 10. Please revise to provide this information.

License Agreement - Colorado

10. You state that you entered into a license agreement with Venitech, LLC for the right to publish and market two advertising products, the Community Alliance Custom School Take-Home Folder and Our Best Wishes Direct Mail Greeting Card, for the state of Colorado. However, Article 4 to Exhibit 10 to the registration statement states that the territory of the license is for the state of Colorado, except for Jefferson County, the second most populous county in the state. Please revise your filing to include this information. To the extent Venitech has operations in Jefferson County related to this business concept which generate a material portion of its revenues, please disclose this as well.

11. In this section you state that the terms of the 2008 Venitech license agreement were for a period of five years through May 15, 2010. However, Article 8 of Exhibit 10 to the registration statement provides a termination date of February 6, 2010, with a three-year renewal option provided certain conditions are met. Also, you state that you sold three sublicenses prior to March 14, 2006, as required under the agreement, though the license agreement for Colorado was not formed until 2008. This section appears to intermingle the terms of the 2005 and 2008 license agreements. Please revise this section to provide disclosure that is consistent with the filed license agreements or advise.

Revenues

12. Please clarify your statement regarding the status of the four sublicenses which you claim you sold since inception. You state that of the four sublicenses sold, one was paid in full, one has been cancelled for non-payment and it is doubtful whether the other three sublicensees will be able to meet the required payments. In your revision,

please also clarify which sublicensee has paid in full, and what payments, if any, have been made by the other sublicensees.

Community Alliance Custom School Take-Home Product

13. Please provide a more complete description of the sources from which you expect to generate revenue, namely the sale of sublicenses at $15,000 each, or $10,000 for the first five sold, and publication fees from the publication of school folders at $1,900 per school. You should include a discussion of requirements associated with the sublicenses, such as that each sublicensee is required to use Community Alliance as the publisher of its folders.

14. We note that two of the four licenses sold were sold to family members of Mr. Ray, your President and CEO. Please disclose which of the licenses referenced were sold to family members and clarify whether either of them is among the non-performing sublicenses.

15. Please discuss your dependence on your customers/licensees as it appears your revenues are generated by few customers. See Item 101(h)(4)(vi) of Regulation S-K. In addition, please file the sublicense agreements on which your business is substantially dependent as exhibits to the registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Trademarks, Patents and Intellectual Property

16. It does not appear from your disclosure that you currently utilize trademarks or patents. To the extent that you do not currently rely on trademarks or patents, please include an affirmative statement to this effect.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends and Uncertainties

17. You disclose that there are no known trends, events, or uncertainties that have or are reasonably likely to have a material impact of your short term or long term liquidity and that you believe there will be sufficient capital from revenues to sustain operations. This does not appear to be consistent with your disclosure elsewhere regarding the apparent challenges you have encountered in selling and obtaining full payment for sublicenses. Please revise this section to include a discussion of the nonperformance of three of four of your existing sublicense agreements to date, which appears to constitute a known trend or uncertainty that may have a material adverse effect on your liquidity position.

Capital and Source of Liquidity

18. You disclose that there will be "sufficient capital from revenues to conduct operations for the next twelve months." Please provide support for this statement in quantified terms and specifically address how you expect to meet your cash requirements to sustain operations for the next 12 months. If you are unable to establish that your current cash resources will be sufficient to fund your planned operations for a period of at least 12 months, including the increased costs associated with becoming a public company, state the number of months your current cash resources will fund planned operations and the amount required to sustain operations for the remaining months. To the extent you plan to rely on the sale of company assets or other means to fund operations for the remaining months, please include an unambiguous statement to this effect and disclose any material uncertainties regarding the ability to obtain funds in needed amounts from such sources. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Results of Operations

19. This section requires significant revision. We note a number of instances where you identified a material change in the results of operations from one period to the next without discussing the factors that contributed to the change. For instance, you disclose that revenues increased from $4,491 for the six months ended May 31, 2007 to $16,126 for the six months ended May 31, 2008, without discussing the factors that contributed to the material increase. As another example, you state that operating expenses increased from $3,455 to $24,789 during the same periods and that the increase was due to "increased operations." The discussion regarding the changes in results of operations should be meaningful to readers. For instance, you might clarify whether the revenue increase was due to the sale of sublicenses, publication fees, or some other source and explain why you believe the revenues increased as compared to the prior period. As yet another example, you disclose a significant decrease in net income from $1,036 to $(24,789), again during the same periods, and state that the decrease was primarily due to "completion of the public offering and subsequent decrease in offering costs." Please explain this statement or revise if this was stated in error. In revising this section, note that where a material change occurs you should disclose the underlying contributing factor(s). Where you identify two or more contributing factors, the contribution of each factor must be given in quantified terms. See Section III.D of SEC Release No. 33-6835. Please revise this section accordingly.

Item 4. Security Ownership of Certain Beneficial Owners and Management

20. We note that you have provided the information required pursuant to Item 403 of Regulation S-K "Adjusted for Completion of Spin-Off." Please provide a separate

beneficial ownership table as of the most recent practicable date with respect to your existing security ownership, without taking into account the proposed spin-off.

21. In addition, in the beneficial ownership table with respect to your existing security ownership, please include disclosure regarding management's beneficial ownership in its parent, Fresh Ideas Media, and in its subsidiary, Our Best Wishes. See paragraph (b) of Item 403 of Regulation S-K.

22. Please clarify, if true, that the spin-off of Community Alliance's shares to the shareholders of its parent, Fresh Ideas Media, will not result in Bright Praise becoming a shareholder of Community Alliance or advise.

Item 5. Directors and Executive Officers, Promoters and Control Persons

23. Please disclose the nature of any family relationship between Phillip E. Ray and A. Terry Ray in this section. See Item 401(d) of Regulation S-K.

24. The disclosure regarding Mr. Ray's business experience does not reference his involvement in Venitech, LLC. However, we note that Mr. Ray signed an addendum to the Licensing Agreement with Venitech in his capacity as President of Venitech, LLC. See Exhibit 10.14 to the Form SB-2 filed by Fresh Ideas Media on February 22, 2007. Please confirm whether Mr. Ray is or was President of Venitech. If true, please revise this section, the related transactions section, and throughout your filing as appropriate.

25. We note your disclosure with respect to Ms. Daily's business experience that Community Alliance of Colorado "is generating between $80,000 and $110,000 in revenue" through the take-home folder program whereas you disclose in the business section under the heading "License Agreement - Colorado" that this business generates annual revenue of between $60,000 and $110,000. Please revise as appropriate to provide accurate and consistent disclosure.

Item 7. Certain Relationships and Related Transactions and Director Independence

26. Please describe the 2008 license agreement with Venitech, which appears to be a related party agreement with respect to Ms. Daily and Mr. Ray. Include a discussion of the commissions to Ms. Daily under the contract. Please refer to paragraphs (a) and (d) of Item 404 of Regulation S-K and the related instructions. Note that as a smaller reporting company, you must provide disclosure under this section since the beginning of the fiscal year preceding your last fiscal year. In addition, please include disclosure responsive to Item 404(d)(3) of Regulation S-K, which should address the existing parent-subsidiary relationship between Fresh Ideas Media and Community Alliance, irrespective of the spin-off.

Item 9. Market Price of Dividends on the Registrant's Common Equity and Related Stockholders Matters

27. Please disclose the amounts of common equity that are required to be disclosed under paragraph (a)(2) of Item 201 of Regulation S-K.

Item 15. Financial Statement and Exhibits

28. Please include updated financial statements before effectiveness pursuant to Rule 8-08 of Regulation S-X. Please also update the disclosure regarding material changes during the interim period in management's discussion and analysis of financial condition and results of operations. See Item 303(b)(1) and (b)(2) of Regulation S-K.

Exhibits

29. Please file a list of all subsidiaries, including Our Best Wishes, Inc. See paragraph 21 of Item 601 of Regulation S-K.

30. We note that Exhibit 10.14 to Form SB-2/A filed on February 22, 2007 contained an "Addendum to Licensing Agreement" between Venitech, LLC and Fresh Ideas Media, Inc. dated January 16, 2007. Please file the addendum as an exhibit to this Form 10 pursuant to Item 601(b)(10) of Regulation S-K.

31. Please file any agreements made in connection with the spin-off in response to Item 610(b)(2) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments promptly. Your responsive amendments should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3457, or Mark P. Shuman, Branch Chief-Legal, at (202) 551-3462.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Via Facsimile (303) 482-2731
        Jody M. Walker, Esq.